Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880  |  San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

August 2, 2012

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Re:	Performant Financial Corporation

Registration Statement on Form S-1/A;

Filed July 30, 2012

File No. 333-182529

Ladies and Gentlemen:

Performant Financial Corporation (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated August 2, 2012. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

Selling Shareholders, page 83

1.

We note that you have added additional selling shareholders in your amended filing. Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

Response: Except with respect to the individual disclosed below, based on inquiry of the selling stockholders, the Registrant confirms that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

One selling stockholder, Daniel Exline, is employed by R.J. O’Brien Securities LLC, which is a registered broker dealer. Mr. Exline acquired his shares pursuant to an exercise of a stock option that was granted to him while an employee of the Registrant. Mr. Exline has confirmed that he acquired the shares in the ordinary course of business, and represented to the Company at the time of acquisition of the

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August 2, 2012

shares that he had no agreement or understanding, directly or indirectly, with any person to distribute such shares.

2.	Please revise to include the person(s) having voting and/or dispositive power over the shares held by Ares Capital Corporation, and Madison Capital Funding, LLC.

Response: Disclosure has been added to the “Principal and Selling Stockholders” section of the Registration Statement to address the Staff’s comment.

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Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (415) 983-7480. Comments can also be sent via facsimile at (415) 983-1200 or via email to blair.white@pillsburylaw.com.

Very truly yours,

/s/ Blair W. White

Blair W. White

Partner

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